UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ProQR Therapeutics N.V. (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K to amend Exhibit 15.1 (the “Original Exhibit 15.1”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed by the Company with the Securities and Exchange Commission on March 24, 2021 (the “2020 Form 20-F”). In the Original Exhibit 15.1, the Company’s independent registered public accounting firm, Deloitte Accountants B.V., consented to use of their reports dated March 24, 2021 that are included in the 2020 Form 20-F. In the Original Exhibit 15.1, reference to the Company’s Registration Statement on Form F-3 (File No. 333-248740) was inadvertently omitted. The revised and updated consent attached hereto as Exhibit 15.1 (the “Revised Exhibit 15.1”) supersedes and replaces the Original Exhibit 15.1. The Revised Exhibit 15.1 does not change any previously reported financial results or any other disclosures contained in the 2020 Form 20-F.

The Company hereby incorporates by reference the information contained herein into the Company’s Registration Statements on Form F-3 (File No. 333-228251 and File No. 333-248740).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: April 6, 2021	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

15.1	Consent of Deloitte Accountants B.V., Independent Registered Public Accounting Firm